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                 ROHM AND HAAS CONFIRMS TENDER OFFER EXTENSION


PHILADELPHIA (March 3, 1999) - Rohm and Haas Company (NYSE:ROH) said that, as previously announced, it has extended the period during which its tender offer for shares of Morton International, Inc. common stock will remain open to 12:00 midnight, New York City time, on Thursday, March 18, 1999. The extension of the tender offer follows today's withdrawal and refiling of Rohm and Haas's notification for the pending Morton acquisition under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Rohm and Haas announced on March 1, 1999, that it would withdraw and re-file its Hart-Scott-Rodino notification in order to give the Federal Trade Commission additional time to review the transaction. The Hart-Scott-Rodino statute typically affords the U.S. antitrust enforcement agencies 30 calendar days to review an acquisition. However, when the first step of transaction is a cash tender offer, the review period is shortened to 15 calendar days. Withdrawing and then re-filing the application gives the FTC a more customary review period.

At the close of business on March 2, 1999, approximately 7,457,071 shares of Morton common stock, representing about 9.2% of the total outstanding, had been validly tendered in connection with the offer.

Wasserstein, Perella is acting as the dealer-manager of the transaction, and D.F. King & Company, Inc. is acting as the information agent for the tender offer.

Rohm and Haas is a speciality chemical company with nearly $4 billion in annual sales. The company's specialty products are found in many items that improve the quality of life, including decorative and industrial paints, semiconductors, shampoos and other personal-care items, and water-purification systems. Chicago-based Morton International, a maker of speciality chemicals and salt products, had sales of $2.5 billion for its fiscal year ended June 30, 1998.


Rohm and Haas contacts:
Media: John P. McGinnis
(215) 592-2409

Investors: Eric W. Norris
(215) 592-2664

D.F. King & Company, Inc.
(800) 431-9633
(212) 269-5550